UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Goodman Property Trust
(Name of Subject Company)
New Zealand
(Jurisdiction of Subject Company’s Incorporation or Organization)
Goodman Property Services (NZ) Limited in its capacity as manager of Goodman Property Trust
(Name of Person(s) Furnishing Form)
Trust Units
(Title of Class of Subject Securities)

Anton Shead – General Counsel and Company Secretary

Goodman Property Services (NZ) Limited in its capacity as manager of Goodman Property Trust

Level 8, Beca House, 124 Halsey Street, Auckland 1010, New Zealand

Telephone: +64 9 375 6060

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
February 27, 2026
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Exhibit Number
99.1	Goodman Property Trust Notice of Special Meeting and Explanatory Notes
99.2	Product Disclosure Statement

Part II - Consent to Service of Process

Goodman Property Services (NZ) Limited in its capacity as manager of Goodman Property Trust is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOODMAN PROPERTY SERVICES (NZ) LIMITED IN ITS CAPACITY AS MANAGER OF GOODMAN PROPERTY TRUST

By:	/s/ Anton Shead
Name:	Anton Shead
Title:	General Counsel and Company Secretary
Date:	March 2, 2026